Exhibit (A)(10)
                                  GUARDIAN NEWS

Tuesday, July 13, 1999

Contact:       Sharon Weinstein at Guardian
               212.598.8032
               sharon_weinstein@glic.com

Guardian Extends First Commonwealth Tender Offer

     New York, NY -- The Guardian Life Insurance Company of America today announced that it has extended the period for its tender offer for shares of First Commonwealth, Inc. (NASDAQ: FCWI) to 12:00 midnight, New York City time, on Tuesday, August 3, 1999. The offer had previously been scheduled to expire on Tuesday, July 13, 1999.

     The extension has been made because Guardian has yet to obtain all necessary regulatory approvals. The relevant insurance regulatory authorities are reviewing the transaction in the normal course, which requires satisfaction of certain statutory waiting periods. Guardian's executives participated in a hearing held by the Wisconsin insurance regulatory authorities and is awaiting regulatory approval. Guardian has scheduled hearings with the Missouri Department of Insurance for July 13 and with the Arizona Department of Insurance for July 15. Guardian is currently communicating with the Illinois Department of Insurance regarding the status of its application.

     At the close of trading in New York on Monday, July 12, 1999, 2,734,826 shares of common stock of First Commonwealth had been validly tendered in connection with the offer. The tendered shares represent 73.3% of the outstanding shares of First Commonwealth common stock (or approximately 67.8% of such shares on a fully diluted basis).

     Based in Chicago, First Commonwealth is the Midwest's leading dental managed care carrier. In addition to dental managed care plans, First Commonwealth offers indemnity and dental PPO products. First Commonwealth had annual revenues of $64 million in 1998 and covers 680,000 members as of March 31, 1999.

     One of the nation's oldest and largest mutual insurers, Guardian and its subsidiaries offer a full range of financial products and services, including individual life and disability income insurance, employee benefits, pensions, funding vehicles for 401(k) plans and asset-accumulation products. It employs over 5,000 people nationwide in its New York corporate office and four regional offices in Bethlehem, PA, Appleton, WI, Spokane, WA and Norwell, MA. Approximately 3,300 Guardian agents distribute Guardian products nationwide. As of December 31, 1998, Guardian had consolidated assets of $25.9 billion.